PW

11021702

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

Mail Processing Section
MAR 25 2011
Washington, DC

SEC FILE NUMBER
8- 50167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEONARD SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 PENN PLACE 1900 NW EXPRESSWAY SUITE 1450
(No. and Street)

OKLAHOMA CITY	OKLAHOMA	73118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT L SAVAGE 405-879-0166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUVALL AND FORD, PLLC
(Name – *if individual, state last, first, middle name*)

506 NORTH CHURCH STREET	ATKINS	ARKANSAS	72823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

OATH OR AFFIRMATION

I, ROBERT L SAVAGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEONARD SECURITIES, INC., as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

CINDY EDGIN
Notary Public in and for the State of Oklahoma
Commission #01019776
My Commission expires 12/19/2013
NOTARY SEAL PUBLIC

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONARD SECURITIES, INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2010

Total ownership equity from statement of financial condition		$ 194,355
Total ownership equity qualified for net capital		194,355
Deductions and/or charges:		
Total nonallowable assets from statement of financial condition:		
Property and equipment, net	$(39,889)	
Accounts receivable – commissions	(45)	
Other prepaid assets	(5,609)	
Receivables from affiliated entities	(3,489)	
		(49,032)
Net Capital Before Haircut on Securities Positions		145,323
Haircuts on securities:		
15% haircut on other securities		(1,424)
Net Capital		$ 143,899

See Independent Auditor's Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission

LEONARD SECURITIES, INC.
SCHEDULE OF COMPUTATION OF BASIC NET CAPITAL
REQUIREMENT AND COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2010

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of net aggregate Indebtedness of $72,913)	$ 4 861	
Minimum dollar net capital requirement of reporting broker or Dealer and minimum net capital requirement of subsidiaries	$ 50,000	
Net Capital requirement (greater of the two listed above)		$ 50,000
Excess net capital (net capital from previous page less net capital requirement)		$ 93,899
Excess net capital at 1000% (greater of net capital from previous page less 10% total aggregate indebtedness or 120% of minimum net capital requirement above)		$ 83,899

Computation of Aggregate Indebtedness

Net Aggregate Indebtedness	$ 72,913
Percentage of aggregate indebtedness to net capital (Net aggregate Indebtedness/Net Capital)	51%

There are no differences between net capital as computed in Leonard's Securities, Inc. Part IIA of Form X-17A-5 filed for the period ended December 31, 2010, and the net capital as computed on the accompanying supplemental schedules..

See Independent Auditor's Report
On Supplementary Information Required by
Rule 17a-5 of the Securities and Exchange Commission.